Guru App Factory Corp.

74 Norfolk House Rd

London SW16 1JH, UK

Tel: +447944544871

E-mail: GuruAppFactory@outlook.com

October 26, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Guru App Factory Corp

Amendment No.1 to Registration Statement on Form S-1

Filed October 23, 2023

File No. 333-274641

Dear Mr. Kyle Wiley,

Our Amendment No. 1 to Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 23, 2023, does not include the updated auditors' consent. Please refer to the Company's Amendment No. 2 to its Amendment No. 1 to Registration Statement on Form S-1, which contains the updated auditors' consent and is marked to indicate the changes made to the Company's Amendment No. 1 to Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 23, 2023.

Thank you.

Sincerely,

/S/ Deniss Volkovs

Deniss Volkovs, President